Exhibit 23.5
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (No. 333-151384) and related Prospectus Supplement of Southwest Bancorp, Inc. for the registration of debt securities, junior subordinated debentures, trust preferred securities, guarantees, depositary shares, rights, warrants, or units and to the incorporation by reference therein of our reports dated March 7, 2008, with respect to the consolidated financial statements of Southwest Bancorp, Inc. and the effectiveness of internal control over financial reporting of Southwest Bancorp, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
June 11, 2008